THIS FORM IS ONLY USED FOR "TESTING THE WATERS" PURSUANT TO 17 CFR § 227.206 - SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS THROUGH FORM C-AR AS AN ANNUAL REPORT FOR DISCLOSURE PURPOSES.

UNDER 8 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer:	**Spotlight Capital Holdings, Inc.**
Legal status of issuer	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Colorado
Date of organization:	March 11, 1997
Physical address of issuer:	5904 Rainbow Blvd, Las Vegas, NV
Website of issuer:	slcapholdings.com
Proposed Intermediary*	PicMii Crowdfunding LLC
CIK Number of Intermediary:	0001817013
SEC File Number of Intermediary:	007-00246
CRD Number of Intermediary:	310171
Amount of compensation to be paid to the intermediary	To be determined.
Any other financial interest in the issuer held by the intermediary	None
Oversubscriptions Accepted:	No
Deadline to reach the Target Offering Amount:	One year from the start date of offering.
Current Number of Employees:	4
Signature:	/s/ Aaron Johnson
Title:	Chairman & President

* Negotiation is ongoing with the Proposed Intermediary for post test the waters and subject to change.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Puerto Rico, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

	FYE December 31, 2023	FYE December 31, 2022
Total Assets:	$25,486	$25,486
Cash & Cash Equivalents:	($27)	($27)
Accounts Receivable:	$25,641	$25,641
Short-term Debt:	$648,370	$648,370
Long-term Debt:	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold:	$5985	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	($12,198)

GENERAL INFORMATION

This Form is only used for "Testing the Waters" pursuant to 17 CFR § 227.206 - Solicitations of interest and other communications through Form C-AR as an annual report for disclosure purposes.

THIS FORM CIS PROVIDED FOR THE CONVENIENCE OF THE ISSUER WHO HAS AGREED TO TEST THE WATERS AND OFFER REGULATION CROWDFUNDING OFFERINGS UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS. THIS FORM C REQUIRES EACH ISSUER AND THEIR ATTORNEY TO THOROUGHLY COMPLETE, REVIEW AND FORM CHECK ITS CONTENTS BEFORE SUBMITTING IT TO THE SEC. UNTIL FILED WITH THE SEC, THE CONTENTS OF THIS FORM C AND ITS EXISTENCE ARE STRICTLY CONFIDENTIAL AND MAY NOT BE SHARED OR DISCUSSED WITH ANYONE EXCEPT FOR THE ISSUER'S AUTHORIZED AGENTS AND REPRESENTATIVES.

THE TERMS STATED IN THIS FORM ARE SUBJECT TO CHANGE DURING THE "TEST THE WATERS" CAMPAIGN. ANY AND ALL TERMS, INCLUDING BUT NOT LIMITED TO OFFERING TERMS, INVESTMENT CONDITIONS, AND RELATED DISCLOSURES, MAY BE ALTERED OR AMENDED AT THE DISCRETION OF THE ISSUER WITHOUT PRIOR NOTICE. THIS FLEXIBILITY IS INHERENT TO THE NATURE OF A "TEST THE WATERS" CAMPAIGN AND IS DESIGNED TO ACCOMMODATE ADJUSTMENTS BASED ON FEEDBACK, MARKET CONDITIONS, REGULATORY REQUIREMENTS, OR OTHER FACTORS DEEMED RELEVANT BY THE ISSUER. PARTICIPANTS IN THE CAMPAIGN SHOULD BE AWARE OF THE POTENTIAL FOR CHANGES AND UNDERSTAND THAT SUCH ALTERATIONS DO NOT IMPLY ANY OBLIGATION ON THE PART OF THE ISSUER TQ ADHERE TO PREVIOUSLY STATED TERMS. IT IS RECOMMENDED THAT INDIVIDUALS CONSIDERING PARTICIPATION CAREFULLY REVIEW ALL UPDATES AND MODIFICATIONS TO ENSURE INFORMED DECISION-MAKING.

ANY REFERENCE TO ACTUAL SALES OF SECURITIES OR ACCEPTANCE OF FUNDS IS FOR REFERENCE AND INFORMATIONAL PURPOSES AND MUST BE ALIGNED WITH § 227.206 OF THE RELEVANT REGULATIONS GOVERNING SOLICITATION OF INTEREST AND OTHER COMMUNICATIONS.

Legends

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount has not been determined. A good faith estimate will be less than $10,000 set-up fees and less than 10% in a combination of stock and / or equity of money raised.

Type of security offered, price or method for determining price, target number of securities to be offered and target offering amount are being determined by this test the water process.

§ 227.206 Solicitations of interest and other communications.

(a)   Solicitation of interest. At any time before the filing of an offering statement, an issuer may communicate orally or in writing to determine whether there is any interest in a contemplated securities offering. Such communications are deemed to be an offer of a security for sale for purposes of the antifraud provisions of the Federal securities laws. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the offering statement is filed.

(b) Conditions. The communications must:

(1) State that no money or other consideration is being solicited, and if sent in response, will not be accepted;

(2)   State that no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) State that a person's indication of interest involves no obligation or commitment of any kind.

(c)   Indications of interest. Any written communication under this section may include a means by which a person may indicate to the issuer that such person is interested in a potential offering. This issuer may require the name, address, telephone number, and/or email address in any response form included pursuant to this paragraph (c).

Annual Report §227.201 Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of **§227.201.**

DIRECTORS and OFFICERS

(a)   The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

Disclosed on the cover page.

(b)   The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1)   Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2)   The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors (and any persons occupying a similar status or performing a similar function) of the issuer:

Officers (and any persons occupying a similar status or performing a similar function) of the issuer:

Names of All Officers, Directors	Entity	All positions and offices held with the issuer or entity	Principal occupation and employment	Date of Service
Aaron Johnson	**Spotlight Capital Holdings, Inc.**	President, Sole Director and Secretary	**Spotlight Capital Holdings, Inc.**	Sept 8, 2014

*List any persons occupying a similar status or performing a similar function

**Including employment by another employer. Name the employer and principal business of any corporation or other organization for a minimum of three years

(C)   The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

Name of Holder	Number and Class of Securities Now held.	% Voting Power Prior to Offering on a fully diluted basis.
Aaron Johnson	Preferred	20.65%

BUSINESS AND ANTICIPATED BUSINESS PLAN

(D)   A description of the business of the issuer and the anticipated business plan of the issuer;

Spotlight Capital Holdings, Inc. comprises three separate divisions; films, music, & Concert Promotions. The three divisions provide synergy, with specific emphasis on profitability and vertical integration.

The Spotlight Film Division (Spotlight Films), is engaged in the production of low-budget, high quality, genre pictures with recognizable name talent.

The Company's Management Team and Board of Directors will be comprised of industry professionals, whose experience spans decades in the industry. Our strategy is to work with highly skilled producers and directors who have a new approach to risk assessment and management, fulfilled by designing a production pipeline that maintains quality while taking advantage of new technologies, production efficiencies and value-added enhancements such as new marketing strategies.

We will utilize our relationships, experience and in depth knowledge of the industry to produce a product with a certain high standard aesthetics and content. Spotlight Films provides only a quality product produced by veterans, directed by experienced and successful directors, featuring well-known as well as up-and-coming premier talent actors. At Spotlight Films, we put a sound and solid strategy in place before we start any project. Our team of experienced professionals contributes from start-to-finish with all their abilities to shape the framework for project's execution and success.

The Spotlight Music Division (Spotlight Music) offers music and videos by some of the industry's most sought after artists and accomplished talents.

In the future we plan to provide exclusive, never seen or heard music and videos. These products will be priced below many of our competitors at just $.69, $.99, or $1.29 each. Visitors to the website can download the Spotlight Music application and browse around and preview a song before you buy it. Spotlight Music will also offer a community for recommendations from other viewers based on music everyone loves to listen to.

The Spotlight Concert Division (Spotlight Concerts) offers music performances of the industry's most popular artists in various venues in the continental United States. Because of the arrangements with the artists, venues, and concert promoters, the issuer will be able to maximize profits with minimal expenses. In addition to the above, the company has entered into negotiation with several business entities that will assist the issuer in the development, and distribution of entertainment products, including but not limited to movies, music videos, concert promotions, and E-Books and E-commence.

Once these agreements are memorialized in firm agreements, the partnerships with those entities will help to implement its business model but requires funding to bring those contracts to a viable stage and will be disclosed at a later date.

(E)   The current number of employees of the issuer;

4

RISK FACTORS

(F)   A discussion of the material factors that make an investment in the issuer speculative or risky;

UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; AND A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Total Voting Control: The CEO's complete voting control presents a risk of concentrated decision-making power, potentially leading to conflicts of interest or decisions that do not align with the best interests of other shareholders. This lack of checks and balances could limit accountability and transparency within the company, potentially affecting investor confidence and corporate governance standards. Investors should consider the implications of the CEO's dominant voting position on their ability to influence company direction and decision-making processes.

Management will have broad discretion as to the use of proceeds. The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

Capitalization Risks: The company's undercapitalization poses a significant risk as it may not have sufficient funds to support its operations, including the expenses associated with the test the waters offering.

Business Plan Execution: The company's past inability to execute its business plan raises concerns about its ability to generate revenue and achieve profitability, which could impact investor confidence during the test the waters offering. A lack of successful execution of the business plan may indicate underlying issues with the company's products or services, casting doubt on their market viability and potential for investor returns.

Competitive Landscape: Inadequate capital and execution capabilities could hinder the company's ability to compete effectively in its industry, potentially leading to loss of market share and revenue.

Cash Flow Constraints: Undercapitalization may result in cash flow constraints, limiting the company's ability to meet its financial obligations, including those associated with the test the waters offering process. Insufficient capital and execution capabilities may exacerbate operational challenges, such as production delays, supply chain disruptions, or inability to scale operations, impacting the company's long-term sustainability.

Creditworthiness: A company with limited capital and a track record of underperformance may face challenges in obtaining credit or favorable financing terms, further restricting its financial flexibility and growth prospects.

Risks to purchasers associated with corporate actions including:

Additional issuances of securities: Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities: The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer: As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties: The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Risks related to the Company's business.

Management has incurred net losses since the company's inception through December 31, 2011. During this period, the company generated no revenue.

The Company possesses a significant operational history, and the current Management boasts substantial experience in developing projects akin to the Projects anticipated. However, it's important to note that inherent risks accompany such endeavors.

The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives.

There are Projects which are planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The determination of any offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment.

Your investment is highly illiquid and the Company does not intend to provide any liquidity options.
If the Company were to become subject to the Investment Company Act of 1940 (the "1940 Act"), it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated.

The interests of the Management, the principals, and its other affiliates may conflict with your interests.

Risks to purchasers of the securities relating to minority ownership in the issuer:

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited. While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers of the securities relating to minority ownership in the issuer:

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>

OWNERSHIP AND CAPITAL STRUCTURE

(m) A DESCRIPTION OF THE OWNERSHIP AND CAPITAL STRUCTURE OF THE ISSUER, INCLUDING:

(1)   The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer:

Exact title and class of securities outstanding:	COMMON STOCK
CUSIP:	849205109
Par or stated value of common:	$0.001
Par or stated value of Series A Preferred:	500,000,000
Total shares authorized:	15,501,243
Authorized Common:	9,382,219
Authorized Preferred:	10,000,000
Total common shares outstanding:	PREFERRED STOCK
Total Preferred shares outstanding:	$0.001
Number of common shares in the Public Float:	9,524,996
Total number of shareholders of record:	393

At this stage of the test the waters offering, it's important to note that no decision has been made regarding the terms of the securities being offered or any other class of security of the issuer. As such, specific details pertaining to the number of securities being offered, whether they possess voting rights, any potential limitations on such rights, modifications to their terms, and comparisons with other classes of securities are yet to be finalized. The ongoing process of evaluating various factors and considerations will inform the ultimate structure and characteristics of the securities being offered. Therefore, any discussions or inquiries regarding the terms and distinctions between securities classes are premature until a final decision has been reached.

(2)   A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

(3)   The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

See item (c) above.

**(4)	How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;**

At this juncture of the test the waters offering, the valuation of the securities being offered is still under consideration, and no definitive method has been established. Various valuation methodologies are being explored to determine the appropriate pricing of the securities. These may include but are not limited to, market comparable analysis, discounted cash flow models, precedent transactions, and assessments of future revenue potential. However, it's important to acknowledge that the valuation process is dynamic and subject to change, particularly during subsequent corporate actions or events that may impact the company's financial position or prospects. As such, the issuer will continue to assess and refine its valuation methods to ensure that the pricing of the securities accurately reflects their intrinsic value and market conditions at the time of offering.

**(5)	The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and**

Potential purchasers of the securities should be aware of the risks associated with minority ownership in the issuer, particularly regarding their limited influence over corporate decisions and strategic direction. Minority shareholders may face challenges in having their voices heard in matters such as significant corporate actions or changes in management. Additionally, there are inherent risks associated with various corporate actions, including additional issuances of securities, issuer repurchases of securities, sale of the issuer or its assets, and transactions with related parties. These actions could dilute existing ownership interests, alter control dynamics, or lead to conflicts of interest between different shareholder groups. It's crucial for investors to carefully evaluate these risks and consider their implications on their investment decision-making process.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C.77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or 3who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(P) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

Creditor(s)	Amount Creditor(s) Outstanding	Interest Rate	Maturity Date	Other Material Terms
Aaron Johnson	$83,911	NONE	On Demand	
Aaron Johnson	$5,690	NONE	On Demand	

(Q) A description of exempt offerings conducted within the past three years;

none.

Date of commencement of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
March 15, 2021	Regulation A	100,000,000	0	None

(R) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2)   Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

NONE

(S) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations;

Instruction 1 to paragraph (s). The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided.

Instruction 2 to paragraph (s). For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history,

the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

Instruction 3 to paragraph (s). References to the issuer in this paragraph and its instructions refer to the issuer and its predecessors, if any. SEE FINANCIALS BELOW

(T) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act (15

U.S.C. 77d(a)(6)) within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $124,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $124,000, but not more than $618,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $618,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $618,000, but not more than $1,235,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

Instruction 1 to paragraph (t). To determine the financial statements required under this paragraph (t), an issuer must aggregate amounts sold in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period and the offering amount in the offering for which disclosure is being provided. If the issuer will accept proceeds in excess of the target offering amount, the issuer must include the maximum offering amount that the issuer will accept in the calculation to determine the financial statements required under this paragraph (t).

Instruction 2 to paragraph (t). An issuer may voluntarily meet the requirements of this paragraph (t) for a higher aggregate target offering amount.

Instruction 3 to paragraph (t). The financial statements must be prepared in accordance with U.S. GAAP and include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they must be labeled as "unaudited." The financial statements must cover the two most recently completed fiscal years or the period(s) since inception, if shorter.

Instruction 4 to paragraph (t). For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recentl completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

Instruction 5 to paragraph (t). An issuer may elect to delay complying with any new or revised financial accounting standard that applies to companies that are not issuers (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) until the date that such companies are required to comply with such new or revised accounting standard. Issuers electing this accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

Instruction 6 to paragraph (t). An issuer required to provide information from a tax return under paragraph (t)(1) of this section before filing a tax return with the U.S. Internal Revenue Service for the most recently completed fiscal year may provide information from its tax return for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed with the U.S. Internal Revenue Service (if the tax return is filed during the offering period). An issuer that requested an extension from the U.S. Internal Revenue Service would not be required to provide information from the tax return until the date the return is filed, if filed during the offering period.

If an issuer has not yet filed a tax return and is not required to file a tax return before the end of the offering period, then the tax return information does not need to be provided.

Instruction 7 to paragraph (t). An issuer providing financial statements that are not audited or reviewed and tax information as specified under paragraph (t)(1) of this section must have its principal executive officer provide the following certification:

(1)   the financial statements of Spotlight Capital Holdings Inc. included in this Form are true and complete in all material respects; and

(2)   the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

Instruction 8 to paragraph (t). Financial statement reviews shall be conducted in accordance with the Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. A signed review report must accompany the reviewed financial statements, and an issuer must notify the public accountant of the issuer's intended use of the review report in the offering. An issuer will not be in compliance with the requirement to provide reviewed financial statements if the review report includes modifications.

Instruction 9 to paragraph (t). Financial statement audits shall be conducted in accordance with either auditing standards issued by the American Institute of Certified Public Accountants (referred to as U.S. Generally Accepted Auditing Standards) or the standards of the Public Company Accounting Oversight Board. A signed audit report must accompany audited financial statements, and an issuer must notify the public accountant of the issuer's intended use of the audit report in the offering. An issuer will not be in compliance with the requirement to provide audited financial statements if the audit report includes a qualified opinion, an adverse opinion, or a disclaimer of opinion

Instruction 10 to paragraph (t). To qualify as a public accountant that is independent of the issuer for purposes of this part, the accountant must satisfy the independence standards of either:

(i) 17 CFR 210.2–01 of this chapter, or

(ii)   The American Institute of Certified Public Accountants. The public accountant that audits or reviews the financial statements provided by an issuer must be:

(A)   Duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office; or

(B)   In good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

Instruction 11 to paragraph (t). Except as set forth in § 227.100(c), references to the issuer in this paragraph (t) and its instructions (2) through (10) refer to the issuer and its predecessors, if any.

SEE FINANCIALS BELOW

(x)   The issuer or any of its predecessors HAS NOT previously failed to comply with the ongoing reporting requirements of § 227.202;

(y)   Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

NONE

UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; AND A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Issuer Certification

Principal Executive Officer:

The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles but having the same responsibilities) in each Quarterly Report or Annual Report.

The certifications shall follow the format below:

I, Aaron C. Johnson certify that:

1.   I have reviewed this Disclosure Statement for Spotlight Capital Holding, Inc.;

2.   Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3.   Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

/s/ Aaron C. Johnson 5/14/24

Principal Financial Officer:
I, Aaron C. Johnson certify that:

1.   I have reviewed this Disclosure Statement for Spotlight Capital Holding, Inc.;

2.   Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3.   Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

/s/ Aaron C. Johnson   5/13/24

(Digital Signatures should appear as "/s/ [OFFICER NAME]")

SPOTLIGHT CAPITAL HOLDINGS, INC.
BALANCE SHEETS
(unaudited)

	December 31, 2022	Dec. 31, 2023
ASSETS		
OTHER ASSETS		
Cash and cash equivalents	$ (27)	$ (27)
Advances receivable	25,641	25,641
Total other assets	25,486	25,486
Total assets	$ 25,486	$ 25,486
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Related party loan	$ 92,995	$ 92,995
Unsecured advance	55,000	$ 55,000
Accrued interest	273,276	273,276
Settlement agreement	230,000	230,000
Total current liabilities	648,370	648,370
STOCKHOLDERS' DEFICIT		
Preferred stock, $0.001 par value; 10,000,000 shares authorized; 4,900,000 issued and outstanding at September 30, 2023 and . December 31, 2022	4,900	4,900
Common stock, $0.001 par value; 500,000,000 shares authorized; 15,501,243 issued and outstanding at December 31, 2023 and December 31, 2022	15,501	15,501
Additional paid-in capital	23,158,339	23,158,339
Accumulated deficit	(23,775,296)	(23,775,296)
Total stockholders' deficit	(601,132)	(601,132)
	$ 25,486	$ 25,486

(the accompanying notes are an integral part of these unaudited financial statements)

SPOTLIGHT CAPITAL HOLDINGS, INC.

STATEMENTS OF OPERATIONS

(unaudited)

	For the Year Ended December 31 2022	For the year Ended December 30 2023
GENERAL AND ADMINISTRATIVE		
General and administrative	$ 5,985	$ -
Total overhead	-	-
OTHER EXPENSES		
Interest	-	-
Total other expense	-	-
LOSS FOR THE YEARS	$ (5,985)	$ -
NET LOSS PER COMMON SHARE BASIC AND DILUTED	$ (0.00)	$ (0.00)
WEIGHTED AVERAGECOMMON SHARES OUTSTANDING	15,501,243	15,501,243

(the accompanying notes are an integral part of these unaudited financial statements)

SPOTLIGHT CAPITAL HOLDINGS, INC STATEMENTS
OF STOCKHOLDERS' EQUITY

Period Ended December 31 2023

	Preferred Stock		Common Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Total
Balances, December 31, 2020	4,900,000	$4,900	15,501,243	$15,501	$ 23,158,339	$(23,724,310)	$ (545,570)
Loss for the nine months	-	-	-	-	-	(53,125)	(53,125)
Balances, September 30, 2021	4,900,000	$4,900	15,501,243	$15,501	$ 23,158,339	$(23,777,435)	$ (598,695)
Balances, December 31, 2019	4,900,000	$4,900	15,501,243	$15,501	$ 23,158,339	$(23,675,003)	$ (496,263)
Loss for the nine months	-	-	-	-	-	(37,807)	(37,807)
Balances, September 30, 2020	4,900,000	$4,900	15,501,243	$15,501	$ 23,158,339	$(23,712,810)	$ (534,070)
Balances, June 30, 2021	4,900,000	$4,900	15,501,243	$15,501	$ 23,158,339	$(23,749,974)	$ (571,234)
Loss for the three months	-	-	-	-	-	(27,461)	(27,461)
Balancce, September 30, 2021	4,900,000	$4,900	15,501,243	$15,501	$ 23,158,339	$(23,777,435)	$ (598,695)
Balances, June 30, 2020	4,900,000	$4,900	15,501,243	$15,501	$ 23,158,339	$(23,698,592)	$ (519,852)
Loss for the three months	-	-	-	-	-	(14,218)	(14,218)
Balances, December 31, 2021	4,900,000	$4,900	15,501,243	$15,501	$ 23,158,339	$(23,712,810)	$ (534,070)
Loss for the nine months						(11,551)	(11,551)
Balances, December 31, 2022	4,900,000	$4,900	15,501,243	$15,501	$23,15839	$(23,775,181)	$ (540,283)
Loss for the nine Months	-	-	-	-	-	-	-
Balances, December 31, 2023	4,900,000	$4,900	15,501,243	$15,501	$23,15839	$(23,775,181)	$ (540,283)

(the accompanying notes are an integral part of these unaudited financial statements)

SPOTLIGHT CAPITAL HOLDINGS, INC.
STATEMENTS OF CASH FLOW

(unaudited)

	For the Year Ended	
	December 31 2022	Dec. 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (12,198)	$ -
Adjustments to reconcile net loss to net cash used in operating activities:		
Advances receivable		-
Accrued interest		-
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(12,198)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITES		
Funds derived from the sale of notes payable	-	-
Loan from related party	11,952	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	11,952	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	279	-
CASH AND CASH EQUIVALENTS - beginning of period	(306)	-
CASH AND CASH EQUIVALETS - end of period	$ (27)	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for:		
Interest	$ -	$ -
Income taxs		
	$ -	$ -

(the accompanying notes are an integral part of these unaudited financial statements)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated, in the State of Colorado, on March 11, 1997, as Peak Vista Capital, Inc. On October 25, 2021 new management. Expanded the business plan, which had consisted of three operating divisions; production of films, production of music and concert promotion.

Basis of Presentation

The accompanying unaudited financial statements and related footnotes have been presented on a comparative basis in accordance with accounting principles generally accepted in the United States of America (or U.S. GAAP).

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $23,774,534 as of June 30, 2023. The losses are the result of interest accrued on the settlement agreement. If the Company is unable to obtain additional financing through the issuance of debt or equity, the Company may be unable to continue as a going concern. While the Company believes in the viability of its strategy to generate additional revenues and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates and assumptions made by management include allowance for doubtful accounts, inventory valuation, and provision for excess or expired inventory, depreciation of property and equipment, realization of long-lived assets and fair market value of equity instruments issued for goods or services.

Cash and Cash Equivalents

As of December 31, 2022 and December 31, 2023 the Company had $(27) and $(27) cash on hand.

Accounts Receivable and Allowance for Doubtful Accounts

As of December 31, 2022 and December 31, 2023 the Company had no accounts receivable and therefore no need to record an allowance for doubtful accounts.

Fair Value of Financial Instruments

The Company's financial instruments consist of accounts payable, accrued expenses and shareholder loans. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Accounting for Derivative Liabilities

The Company evaluates stock options, stock warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of ASC Topic 815-40, *Derivative Instruments and Hedging: Contracts in Entity's Own Equity.* The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative instrument and is marked-to-market at each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income or other expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Financial instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815-40 are reclassified to a liability account at the fair value of the instrument on the reclassification date. The Company determined that it has no financial instruments that meet the criteria for derivative accounting as of June 30, 2023 and December 31,2022.

Beneficial Conversion Features

The Company, may, from time to time issue convertible notes that may have conversion prices that create an embedded liability pursuant to accounting guidance. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of any attached equity instruments, if any related equity instruments were granted with the debt. In accordance with this guidance, the intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to additional paid in capital. The debt discount is amortized to interest expense over the life of the note using the effective interest method. The Company determined that it has no financial instruments that meet the criteria for beneficial conversion as of December 31, 2022 and September 30, 2023.

Share-Based Compensation

The Company accounts for stock-based compensation to employees in accordance with FASB ASC 718 Compensation—Stock Compensation. Stock-based compensation to employees is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite employee service period. The Company accounts for stock-based compensation to other than employees in accordance with FASB ASC 505-50. Equity instruments issued to other than employees are valued at the earlier of a commitment date or upon completion of the services, based on the fair value of the equity instruments and is recognized as expense over the service period. The Company estimates the fair value of stock-based payments using the Black-Scholes option-pricing model for common stock options and warrants and the latest fair market price of the Company's common stock for common share issuances.

Property and Equipment

The Company owned one long term asset which was utilized by previous management to produce revenue. That asset was appraised by current management and deemed to not be suitable for their business model and was therefore fully impaired after December 31, 2017.

Long-lived Assets

The Company does not possess any long-lived assets.

Revenue Recognition

The Company, although not yet generating revenue, adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers,* effective March 1, 2018 using the cumulative effect transition method. Two core principles of this new guidance, which was codified into Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers,* are that an entity should (a) measure revenue in connection with its sale of goods and services to a customer based on the consideration to which the entity expects to be entitled in exchange for each of those goods and services and (b) recognize revenue upon satisfaction of its performance obligations under the contract. An entity's performance obligation is considered satisfied when (or as) control of the promised goods and services are transferred to the customer.

Income Taxes

The Company uses the liability method of accounting for income taxes under the asset and liability method prescribed under *ASC 740, Income Taxes.* The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities have been adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

The Company expects to recognize the financial statement benefit of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a "more-likely-than-not" threshold, the amount to be recognized in the financial statements will be the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. As of December 31, 2023 and December 31, 2022, the Company had no uncertain tax positions. The Company recognizes interestand penalties, if any, related to uncertain tax positions as general and administrative expenses. The Company currently has no federal tax examinations nor has it had any federal income tax penalties sinceits inception.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average common shares outstanding. Diluted net income per share is calculated by dividing net income by the weighted-average common shares outstanding during the period using the treasury stock method. No potentially dilutive securities were included in the calculation of diluted earnings per share as the impact would have been anti-dilutive. Therefore, basic and dilutive net income (loss) per share were the same.

New Accounting Pronouncements

The Financial Accounting Standards Board, or FASB, has issued Accounting Standards Update No. 2014-09, *Revenue from contracts with Customers (Topic 606),* or ASU 606. ASU 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers in an amount that supersedes most current revenue recognition guidance. This guidance requires us to recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We are required to adopt ASU 606 at the beginning of our first quarter of fiscal 2019. The new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The new guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of the adoption. We will apply the guidance when adopted, and provide the relevant disclosures in the first interim and annual periods in which we adopt the guidance. We do not expect the adoption of this guidance to have a material impact on our financial statements within any accounting period presented. Starting in the second quarter of 2014, the FASB issued guidance applicable to revenue recognition that will be effective for the Company for the year ending December 31, 2020. The new guidance must be adopted using either a full retrospective approach for all periods presented or a modified retrospective approach. The Company believes that there will not be a material impact on its financial statements.

The FASB issued ASU No. 2014-15, *Presentation of Financial Statements—Going Concern, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* The core principle of the new guidance is that management of public and private companies is required to evaluatewhether there are conditions and events that raise substantial doubt about the entity's ability to continueas a going concern within one year after the financial statements are issued (or available to be issued when applicable) and, if so, disclose that fact. Management will be required to make this evaluation.

In March 2016, the FASB issued ASU No. 2016-09, Compensation- Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new standard requires recognition of the income tax effects of vested or settled awards in the income statement and involves several other aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This new standard was effective for the Company on January 31, 2017. The adoption of this standard is not expected to have a material impact on its financial position, results of operations or statements of cash flows upon adoption.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, *Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)* ("ASU 201615"). The amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities that are required to present a statement of cash flows under ASC Topic 230, *Statement of Cash Flows.* The amendments in ASU 2016-15 are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption during an interim period. The Company has not yet completed the analysis of how adopting this guidance will affect its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory. This new standard eliminates the exception for an intra-entity transfer of an asset other than inventory. Under the new standard, entities should recognize the income tax consequences on an intra-entity transfer of an asset other than inventory when the transfer occurs. This new standard will be effective for the Company on February 1, 2018 and will be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the potential impact this standard may have on its financial position and results of operations.

In November 2016, the FASB issued Accounting Standards Update No. 201618, *Restricted Cash (a consensus of the FASB Emerging Issue Task Force)* ("ASU 2016-18"). This new standard addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments in ASU 2016-18 require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within the year of adoption, with early adoption permitted. The Company does not expect that the adoption of ASU 2016-18 will have a material impact on its financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This new standard clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This new standard will be effective for the Company on February 1, 2018; however, early adoption is permitted with prospective application to any business development transaction.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, *Simplifying the Test for Goodwill Impairment* ("ASU 2017-04"). ASU 201704 simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not anticipate the adoption of ASU 2017-04 will have a material impact on its financial statements for both annual and interim reporting periods, if applicable. Management also is required to evaluate and disclose whether its plans alleviate that doubt. The standard is effective for the Company on February 1, 2018 and will be implemented using the modified retrospective approach. The Company does not expect the adoption of this guidance to have a material effect on the Company's financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, *Balance Sheet Classification of Deferred Taxes* ("ASU 2015-17"). ASU 2015-17 requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The guidance may be adopted on either a prospective or retrospective basis. The Company does not expect the adoption of this guidance to have a material effect on the Company's financial statements

NOTE 3 – INVENTORY

The Company had no inventory on hand on December 31, 2022 nor December 31, 2023.

NOTE 4 – NOTES PAYABLE

On September 5, 2013 the Company entered into a Confidential Settlement Agreement to settle a litigation issue. The amount of settlement was $230,000 with annual interest of 10%, a mine month maturity date and secured by a number of preferred shares with a value of $230,000. No demand for payment has been made.

The Company has borrowed a net of $83,911 from our President. The note is non-interest bearing, unsecured and repayable, on demand. To date, no demand has been made.

NOTE 5 – RELATED PARTY DEBT AND TRANSACTIONS

During the year ended December 31, 2022, the Company borrowed $5,690, from a related party. The note is unsecured, bears no interest and is repayable on demand.

NOTE 6 – STOCKHOLDER'S EQUITY

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, par value of $0.001. There are 4,900,000 issued and outstanding at December 31, 2022 and December 31, 2023.

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock, $0.001 par value. There are 15,501,243 common shares outstanding on December 31, 2022 and on December 31, 2023.

NOTE 7– INCOME TAXES

The Company has not been able to determine its net operating loss carryover. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forward for Federal income tax reporting purposes are subject to annual limitations. If a change in ownership occurs, net operating loss carry forward may be limited as to its use in future years. The Company is presently attempting to determine when its last tax returns were filed.

On December 22, 2017, the Tax Act was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21%, effective for tax years beginning after December 31, 2017. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the Tax Act, we revalued our ending net deferred tax assets at March 31, 2022 and December 31, 2020, which were fully offset by a valuation allowance.

Future tax benefits for these net operating loss carry-forwards are recognized to the extent thatrealization of these benefits is considered more likely than not. To the extent that we will not realize a future tax benefit, a valuation allowance is established. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

The Company is not able to calculate the cumulative tax effect at the expected rate of 21%.

NOTE 8 – SUBSEQUENT EVENTS

None as of May 13, 2024.